SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 25 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

Issued last night in the US, May 24, 2010

BP BRIEFS US GOVERNMENT ON INITIAL PERSPECTIVES OF DEEPWATER HORIZON INVESTIGATION - FOCUS IS ON SEVEN CONTROL MECHANISMS

BP announced today that its internal investigation team began sharing initial perspectives of its review of the causes of the tragic Deepwater Horizon fire and oil spill. The investigation is a fact-finding effort that has not reached final conclusions, but has identified various issues for further inquiry. BP has shared these early perspectives with the Department of the Interior and will do so with all official regulatory inquiries into the accident as requested.

This is an internal investigation.  There is extensive further work to do - including further interviews, and in addition full forensic examinations of the Blow Out Preventer (BOP), the wellhead, and the rig itself - all of which are still currently on the sea bed.   The internal investigation was launched on April 21, 2010 and is being conducted by BP's Head of Group Safety and Operations. He has an independent reporting line to the Group Chief Executive.

The investigation team's work thus far shows that this accident was brought about by the failure of a number of processes, systems and equipment. There were multiple control mechanisms- procedures and equipment-in place that should have prevented this accident or reduced the impact of the spill: the investigation is focused on the following seven mechanisms.

1.    The cement that seals the reservoir from the well;
2.    The casing system, which seals the well bore;
3.    The pressure tests to confirm the well is sealed;
4.    The execution of procedures to detect and control hydrocarbons in the well, including the use of the BOP;
5.    The BOP Emergency Disconnect System, which can be activated by pushing a button at multiple locations on the rig;
6.    The automatic closure of the BOP after its connection is lost with the rig; and
7.    Features in the BOP to allow Remotely Operated Vehicles (ROV) to close the BOP and thereby seal the well at the seabed after a blow out.

"I understand people want a simple answer about why this happened and who is to blame. The honest truth is that this is a complex accident, caused by an unprecedented combination of failures," said Chief Executive Tony Hayward. "A number of companies are involved, including BP, and it is simply too early - and not up to us - to say who is at fault."

"This is a basic summary of the facts as gathered by the investigation team to date. A lot remains unknown, but we hope that the briefings will help the government's inquiries.  This was a tragic accident and we need to understand the causes of it to try to ensure that nothing like it ever happens again."

--

BP Press office, US: +1 281 366 0265 / +44 207 496 4076

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  25 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary